United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

DOLLAR GENERAL CORPORATION

2.	Name of persons relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Addresses of persons relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

April 8, 2025

Dear fellow shareholders,

Generating food waste is an unavoidable reality for retailers. The question isn’t whether a company creates food waste, but rather, how much? And how does it manage that waste?

Because our proposal (Proposal Six in Dollar General’s proxy statement) focuses on and thoroughly covers the environmental and social implications of food waste, for the purpose of this filing, we discuss the financial advantages of adopting the proposal. Because, indeed, food waste is highly material.

In fact, according to a 2022 Forbes article, at Kroger, “food waste represents an estimated 4% of the 2,800-store chain’s nearly $140 billion in annual sales, or about $5.6 billion.” And, the article says, “that’s for a business that’s actively working to reduce it.” (See bit.ly/ForbesFoodWasteArticle)

In TAB's extensive analysis of food retailers, restaurants, and distributors, we found that many companies are indeed meaningfully working to reduce food waste—they’re tracking and measuring it, they’ve established measurable goals to reduce it, they’re disclosing food waste totals annually, and they’re transparent about their disposal methods.

That type of robust response to food waste makes sense. After all: (1) all waste is financial waste, (2) food waste reduction has proven financial benefits, and (3) as discussed below in more detail, how it’s disposed of even carries certain costs or benefits.

Other companies, however, disclose little or no food waste data, making only selective disclosures (if any) and mostly vague statements about their management of this financially significant issue.

It is within that context that we ask you to vote “FOR” Proposal Six on Dollar General’s proxy statement.

Before we respond directly to the Board’s statement opposing our proposal, we ask that you first consider the proven financial benefits of food waste reduction.

Although it makes intuitive sense that reducing food waste should carry positive financial implications, we need not rely on intuition. Indeed, ample data from a range of sources confirms this.

For example, consider data from the organization Champions 12.3. Named after U.N. Sustainable Development Goal number 12.3 (to halve food waste globally by 2030), the organization’s leadership includes the CEOs of major food companies (e.g. Nestle, Kellanova, and Tesco), the Chief Economist for the United Nations Food & Agriculture Organization, the CEO of Rabobank, and many others.

Their report titled, The Business Case for Reducing Food Loss and Waste (available at bit.ly/FoodWasteBusinessCase), found that there’s a proven (and significant) ROI in food waste reduction. It says:

We analyzed nearly 1,200 business sites across 17 countries and more than 700 companies, representing a range of sectors including food manufacturing, food retail (e.g., grocery stores), hospitality (e.g., hotels, leisure), and food service (e.g., canteens, restaurants)…[and] found that 99 percent of the sites earned a positive return on investment. The median benefit-cost ratio—where half of the sites achieved a higher ratio while half achieved a lower ratio—was 14:1. In other words, half of the business sites earned greater than a 14-fold financial return on investment. Thus, for every $1 (or other relevant currency) invested in food loss and waste reduction, the median company site realized a $14 return.

So, then, the question arises: What has Dollar General’s approach to this issue been?

As our proposal points out, Dollar General touts having implemented food waste reduction programs at over 3,800 locations. While that’s of course a start, it does raise serious questions about what’s happening at the company’s more than 16,000 other locations.

In 2024, one Dollar General employee shed some light onto the issue, sparking negative media coverage for the company.

“So much waste,” the employee posted in Reddit’s r/DollarGeneral community in August 2024. “This is what we threw away on Monday. We found many expired boxes of Hostess snack cakes, some of which went bad in May. Customers couldn’t see or reach the Hostess display because it was surrounded by display racks for other merchandise. Expired food is a big problem at my store.”

The post (available at bit.ly/RedditWastePost) includes a photo showing piles of expired snack food about to be discarded after going unsold.

Another Dollar General employee weighed in with their own experience: “I’ve filled multiple shopping carts filled with expired food when doing recovery…But I was eventually told to just try and put things in totes, because I was using so many carts that it was [taking] up the carts the customers could use. And, just yesterday, I found an entire candy display that was all expired. Cleared an entire shelf.”

And that’s packaged food, with a longer shelf life than fresh food. As Dollar General aims to expand its fresh produce offerings to 10,000 locations, the topic of food waste becomes even more relevant for the company and its shareholders.

With this in mind, we note that the company discloses very little food waste data—and doesn’t disclose the total quantity of food waste generated by its stores.

The old adage that "what gets measured gets managed" holds true for food waste.

As the Champions 12.3 “Business Case” report referenced above says: “Quantifying food loss and waste…can help decision-makers better understand how much, where, and why food is being lost or wasted,” thereby providing “an evidence-based foundation for developing and prioritizing food loss and waste reduction strategies.” And it points out, “Measurement does not need to be a complex and resource-intensive exercise. Quantification and periodic monitoring can be integrated with other resource monitoring programs that governments and companies have in place. And as the financial benefit-cost ratio analyses above indicate, measurement can have a large positive payback.”

Similarly, the U.S. Environmental Protection Agency (EPA) advises companies: “Learn about what flows through your [operations] by measuring the amount, type, and reason for the generation of wasted food,” adding that “knowing how much and why wasted food is generated will help to create effective wasted food prevention strategies.” The agency says this “will also help to identify wasted food that is avoided and money saved” and even offers “a variety of free EPA tools available to conduct a waste audit.”

Yet, as Dollar General confirmed to us, the company doesn’t measure (and has never disclosed) just how much food waste it generates. Hence, our proposal asks it to do so.

The proposal also asks the company to disclose its related disposal methods for food waste.

Not only does the amount of food waste generated carry significant financial implications, but how companies dispose of their food waste does too.

Consider, for instance, the EPA’s “Food Recovery Hierarchy,” which outlines the various methods for disposing of food waste. In order of most-preferred to least-preferred:

1.	Reducing the amount of food waste generated to begin with.
2.	Donating surplus (e.g. to food banks, soup kitchens, and shelters).
3.	Selling excess food to be turned into animal feed.
4.	Selling excess food for industrial repurposing (e.g., selling waste oils for rendering and fuel conversion or selling food scraps for digestion to recovery energy).
5.	Composting food waste.
6.	Dumping it in a landfill or incinerating it.

These disposal methods carry different financial implications. For example, reducing the amount of food waste in the first place can generate obvious cost-savings; donating excess food has tax benefits; and selling food waste to be turned into animal feed or used in industrial applications can help recoup costs.

Thus, we believe companies should not only disclose overall food waste measurements, but also the related disposal methods—so that shareholders can understand how these opportunities are (or aren’t) being capitalized on.

As one example, Walmart discloses its pounds of global operational food waste by destination type: 578 million pounds to animal feed, 64 million pounds to biochemical processing, 153 million pounds to composting, and 156 million pounds to anaerobic digestion.1

_____________________________

1 We also note that there is growing regulation around food waste disposal methods. As Institutional Shareholder Services (ISS) reported in 2020: “Food waste is also starting to be addressed by regulators. The states of California, Massachusetts, Vermont, Rhode Island and Connecticut, and the municipalities of Austin (TX), Boulder (CO), New York City (NY), San Francisco (CA), and Seattle (WA) have adopted laws that require businesses to divert food waste from landfills, either through reducing, recycling, composting, donating, or other means.”

And finally, the proposal also seeks measurable food waste reduction targets.

While our proposal doesn't prescribe precisely what these targets should be—leaving that discretion to the Board and management—we do think the company should have reduction targets.

As the Champions 12.3 “Business Case” report says, “Targets set ambition, and ambition motivates action.” It continues: “To create the needed focus, therefore…companies should adopt explicit food loss and waste reduction targets.”

We agree. And indeed, many companies are setting measurable food waste targets. As just three examples: By 2030, Walmart is aiming to reduce its global operational food loss and waste by 50%; Albertsons has a goal to send zero food to landfill by 2030; and Kroger has a goal achieve 95%+ food waste diversion in stores by the end of this year.

These businesses are of course much larger than Dollar General, but establishing food waste reduction goals, we believe, makes sense for food retailers of all shapes and sizes. And with approximately 20,000 locations—half of which the company aims to be selling fresh produce in—we think the case for Dollar General establishing reduction targets is clear.

With all this in mind, we now consider the Board’s statement opposing our proposal.

Despite food waste’s significant financial implications, the Company’s opposition statement largely focuses on other issues entirely. For instance, it opens with a section nearly 300 words long about the company’s attention to matters like greenhouse gas emissions, energy efficiency, fuel efficiency, and recycling. This section does also discuss waste management—though with a focus not on food, but on plastics, cardboard, pallets, and paper.

From there, it finally shifts to a discussion of Dollar General’s food waste initiatives—such as food bank donations, transferring expired dairy to producers of animal feed, repurposing expired dairy in a waste-to-energy process, and “carefully managing our store inventory levels to maximize sales and minimize unsold perishables.” It also touts “composting organic waste from our stores in Vermont, California and Austin, Texas” (although it fails to mention that doing so is legally required in those places).

It claims, "we have implemented several programs to reduce the quantity of our food waste," and, several times, references efforts to reduce food waste. [Emphasis added.] But since the company fails to report any measurements of its overall food waste, shareholders have no way of knowing if these programs are actually achieving their goal.

It also says that preparing “the additional report requested by the Proponent would require significant resources, including a material amount of management time, effort and expense, without providing meaningful additional information or value that is commensurate with the cost of preparing the report.”

We disagree. In our view, the more a company devotes to an initiative (i.e., the more robust its food waste reduction and diversion efforts are), the more shareholders deserve measurements of those efforts’ efficacy so that we can understand the return on the company’s investment.

Indeed, given food waste’s significant financial costs and the proven financial benefits associated with measuring and reducing it—as well as the resources Dollar General is apparently devoting toward trying to reduce it—we believe it makes sense for the company to disclose just how much food waste it’s generating and how much it's diverting—as our proposal requests. Thank you.

We’re not asking for and can’t accept your proxy. Please vote “FOR” Proposal Six.